SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*



                           MACC Private Equities Inc.
--------------------------------------------------------------------------------

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
               --------------------------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 18, 2000
               --------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO. 552 617 102
---------------------
----------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400
----------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
----------------------------------------------------------------------
 3.      SEC USE ONLY

----------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
----------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
----------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
----------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF                -0-
    SHARES        ----------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY                 582,143
    EACH          ----------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON                   -0-
    WITH          ----------------------------------------------------
              10.   SHARED DISPOSITIVE POWER
                           582,143
----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  582,143
----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.9781%
----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
----------------------------------------------------------------------

---------------------
CUSIP NO. 552 617 102
---------------------
----------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
----------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
----------------------------------------------------------------------
 3.      SEC USE ONLY

----------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
----------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
----------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF                -0-
    SHARES        ----------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY                 582,143
    EACH          ----------------------------------------------------
 REPORTING     9.     SOLE DISPOSITIVE POWER
   PERSON                   -0-
    WITH          ----------------------------------------------------
               10.      SHARED DISPOSITIVE POWER
                            582,143
----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  582,143
----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.9781%
----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
----------------------------------------------------------------------

     Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The funds required to purchase the 582,143 shares of Common Stock beneficially owned by Zions and the Bank were $ 3,514,040. These funds were derived from working capital.

Item 5.  Interest in Securities of the Issuer.

     (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 582,143 shares of Common Stock, which the Bank and Zions believe represents approximately 29.9781% of the outstanding shares of Common Stock.

     (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 582,143 shares of Common Stock held by the Bank.


     (c)On January 7, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,387.50 ($13.8750 per share). On January 7, 2000, the Bank purchased 901 shares of Common Stock at a cost of $12,163.50 ($13.5000 per share). On January 11, 2000, the Bank purchased 500 shares of Common Stock at a cost of $6,744.37 ($13.4887 per share). On January 26, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $13,443.24 ($13.4432 per share). On January 27, 2000, the Bank purchased 2,742 shares of Common Stock at a cost of $36,674.25 ($13.3750 per share). On January 31, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,312.50 ($13.1250 per share). On February 1, 2000, the Bank purchased 156 shares of Common Stock at a cost of $2,019.50 ($12.9455 per share). On February 3, 2000, the Bank purchased 744 shares of Common Stock at a cost of $9,454.77 ($12.7080 per share). On February 3, 2000, the Bank purchased 1,100 shares of Common Stock at a cost of $13,887.50 ($12.6250 per share). On February 4, 2000, the Bank purchased 1,200 shares of Common Stock at a cost of $15,150.00 ($12.6250 per share). On February 8, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $12,691.96 ($12.6920 per share). On February 9, 2000, the Bank purchased 4,000 shares of Common Stock at a cost of $50,500.00 ($12.6250 per share). On February 11, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $12,691.96 ($12.6920 per share). On February 14, 2000, the Bank purchased 700 shares of Common Stock at a cost of $8,810.38 ($12.5863 per share). On February 24, 2000, the Bank purchased 156 shares of Common Stock at a cost of $2,000.00 ($12.8205 per share). On February 25, 2000, the Bank purchased 144 shares of Common Stock at a cost of $1,850.00 ($12.8472 per share). On February 29, 2000, the Bank purchased 514 shares of Common Stock at a cost of $6,449.25 ($12.5472 per share). On March 1, 2000, the Bank purchased 200 shares of Common Stock at a cost of $2,537.50 ($12.6875 per share). On March

1, 2000, the Bank purchased 1,600 shares of Common Stock at a cost of $20,000.00 ($12.5000 per share). On March 7, 2000, the Bank purchased 351 shares of Common Stock at a cost of $4,415.56 ($12.5799 per share). On March 8, 2000, the Bank purchased 649 shares of Common Stock at a cost of $8,131.16 ($12.5288 per share). On March 9, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,287.50 ($12.8750 per share). On March 21, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,112.50 ($11.1250 per share). On March 22, 2000, the Bank purchased 900 shares of Common Stock at a cost of $9,624.26 ($10.6936 per share). On March 31, 2000, the Bank purchased 100 shares of Common Stock at a cost of $1,125.00 ($11.2500 per share). On March 31, 2000, the Bank received 98,330 shares of Common Stock as part of cash dividend. On April 3, 2000, the Bank purchased 400 shares of Common Stock at a cost of $4,350.00 ($10.8750 per share). On April 5, 2000, the Bank purchased 110 shares of Common Stock at a cost of $1,232.50 ($11.2045 per share). On April 6, 2000, the Bank purchased 790 shares of Common Stock at a cost of $8,552.44 ($10.8259 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2000



                                       ZIONS BANCORPORATION



                                       By:    /s/ Dale M. Gibbons
                                              ----------------------------------
                                       Name:  Dale M. Gibbons
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Secretary

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2000



                                       ZIONS FIRST NATIONAL BANK



                                       By:    /s/ Dale M. Gibbons
                                              ----------------------------------
                                       Name:  Dale M. Gibbons
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


     The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is One South Main, Suite 1380, Salt Lake City, Utah 84111. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.



Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------

Bruce Alexander          Senior Vice President of Zions. President and Chief
                         Executive Officer of Vectra Bank Colorado.

A. Scott Anderson        Executive Vice President and President of Zions First
                         National Bank.

Jerry C. Atkin           Director of Zions.  Chairman, President and Chief
                         Executive Officer, Skywest Airlines, 444 S. River Road,
                         St. George, Utah 84770.

Nolan X. Bellon          Senior Vice President & Controller of Zions.

Danne L. Buchanan        Executive Vice President of Zions. Vice Chairman and
                         Director Zions Management Services Company.

Grant R. Caldwell        Director of Zions.  Retired, former Partner, KMG Main
                         Hurdman.

R. Don Cash              Director of Zions.  Chairman, President and Chief
                         Executive Officer of Questar Corporation, 180 East 100
                         South, Salt Lake City, Utah 84111.  Director, Zions
                         First National Bank.

Gerald J. Dent           Executive Vice President of Zions.  Executive Vice
                         President of Zions First National Bank.

Dale M. Gibbons          Executive Vice President, Chief Financial Officer and
                         Secretary of Zions.  Executive Vice President, Chief
                         Financial Officer and Secretary of Zions First National
                         Bank.

John J. Gisi             Senior Vice President of Zions. Chairman, President and
                         Chief Executive Officer of National Bank of Arizona.

Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------

W. David Hemingway       Executive Vice President of Zions. Executive Vice
                         President of Zions First National Bank.

Clark B. Hinckley        Senior Vice President of Zions.

George Hofmann III       Senior Vice President of Zions.

Richard H. Madsen        Director of Zions.  President and Chief Executive
                         Officer of ZCMI, 2200 South 900 West, Salt Lake City,
                         Utah 84137.

William Martin           Senior Vice President of Zions. Chairman, President and
                         Chief Executive Officer of Nevada State Bank.

Roger B. Porter          Director of Zions. IBM Professor of Business and
                         Government, Harvard University, 79 John F. Kennedy
                         Street, Cambridge, Massachusetts 02138.

Robert G. Sarver         Director of Zions.  Chairman and CEO California Bank &
                         Trust.

Harris H. Simmons        President and Chief Executive Officer of Zions.
                         Chairman of Zions First National Bank.  Director of
                         Questar Corporation.

L.E. Simmons             Director of Zions.  President, SCF Partners, 6600 Texas
                         Commerce Tower, Houston, Texas 77002.

Roy W. Simmons           Chairman of the Board of Directors of Zions. Director
                         of Zions First National Bank.

Shelley Thomas           Director of Zions.

I.J. Wagner              Director of Zions.  President of The Keystone Company,
                         680 Gateway Tower East, Salt Lake City, Utah 84133.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


     The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

Name                   Position with the Bank, Present Principal Occupation or
----                   -------------------------------------------------------
                       Employment and Address
                       ----------------------

A. Scott Anderson      President, Chief Executive Officer and Director of the
                       Bank.

John B. D'Arcy         Executive Vice President of the Bank.

R. Don Cash            Director of the Bank.  Chairman and Chief Executive
                       Officer, Questar Corporation, 180 East 100 South, Salt
                       Lake City, Utah 84111.  Director of Zions Bancorporation.

Gerald J. Dent         Executive Vice President of the Bank. Executive Vice
                       President of Zions Bancorporation.

Robert C. Fuehr        Director of the Bank.  Retired.

Dale M. Gibbons        Executive Vice President, Chief Financial Officer and
                       Secretary of the Bank. Executive Vice President, Chief
                       Financial Officer and Secretary of Zions Bancorporation.

Ronald S. Hanson       Director of the Bank. Retired.

W. David Hemingway     Executive Vice President of the Bank. Executive Vice
                       President Zions Bancorporation.

James T. Jensen        Director of the Bank.  Executive Vice President/General
                       Counsel of Savage Industries, 5250 S 300 West, Salt Lake
                       City, Utah 84107.

Susan Mooney Johnson   Director of the Bank.  President of Futura Industries,
                       Box 1506, Clearfield, Utah 84016.

Dixie Leavitt          Director of the Bank. Chairman of the Board of Security
                       Enterprises dba The Leavitt Group.

Robert A. Madsen, Sr.  Director of the Bank. RA Investments, Salt Lake City,
                       Utah.

Name                   Position with the Bank, Present Principal Occupation or
----                   -------------------------------------------------------
                       Employment and Address
                       ----------------------

Roy C. Nelson          Director of the Bank. Retired.

Kathryn Pett           Director of the Bank. Secretary and General Counsel, Utah
                       Transit Authority, 3600 South 700 West, Salt Lake City,
                       UT 84115.

Harris H. Simmons      Chairman of the Bank.  President and Chief Executive
                       Officer of Zions Bancorporation.

Roy W. Simmons         Director of Zions First National Bank. Chairman of the
                       Board of Directors of Zions Bancorporation.

D. Gill Warner         Director of the Bank.  Retired.